Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
July 10, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Edward M. Kelly, Esq. Senior Counsel

RE:	Pzena Investment Management, Inc.
Registration Statement on Form S-1
Filed on June 11, 2007
File No. 333-143660

Dear Mr. Kelly:
     On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 5, 2007 (the “Comment Letter”) with respect to the registration statement on Form S-1 filed by the Company with the Commission on June 11, 2007 (File No. 333-143660) (the “Registration Statement”).
     Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.
     All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

General
1.	We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

The Company has provided certain of the previously omitted non-Rule 430 information, such as the Executive Compensation information on pages 86 through 89 of the Registration Statement and the beneficial ownership information for the Company’s executive officers on page 97 of the Registration Statement, in Amendment No. 1. The Company intends to provide any other omitted non-Rule 430 information in a subsequent amendment to the Registration Statement.

2.	Except for the independent public accounting firm’s consent, we note that Pzena Investment Management, Inc. or Pzena has filed no exhibits to the registration statement and intends to file by amendment numerous exhibits to the registration statement. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

The Company acknowledges the Staff’s comment. The lease for the Company’s headquarters, which the Company has decided to list as an exhibit to the Registration Statement in response to the Staff’s comment 27 of the Comment Letter and a list of the Company’s subsidiaries have each been provided in connection with the filing of Amendment No. 1. Most of the other exhibits to the Registration Statements are contracts, organizational documents or compensation plans that will be entered into or adopted in connection with the offering, or the reorganization contemplated in the Registration Statement. Therefore, the Company intends to file them as exhibits to the Registration Statement as soon as practicable after their terms (other than terms depending on any Rule 430 information) have been finalized. The Company will file each of these other exhibits at a time that provides the Staff sufficient time to review them before it requests effectiveness of the Registration Statement.

3.	We note that Pzena refers to “a third party appraiser” on pages 54, 65, and F-20. If Pzena refers to a third party, Pzena must identify the third party and obtain its consent. Otherwise, delete all references to a third party. See Rule 436 of Regulation C under the Securities Act.

The Company has deleted references to this third party appraiser from the Registration Statement. However, the Company respectfully submits that this third party would not be considered an “expert” under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”) or Rule 436 of Regulation C and, therefore, would not be required to be named in the Registration Statement, or to file a consent in connection therewith. The reference to the determination of the fair market value of our firm by “a third party appraiser” in the initial filing of the Registration Statement was to the valuation of Pzena Investment Management, LLC, the Company’s operating company (the “Operating Company”) by an independent investment banking firm as of December 31, 2006. In connection with the Operating Company’s grants of equity as of January 1, 2007, the Operating Company engaged this firm to determine the “Fair Market Value” of the Operating Company pursuant to the terms of its then current operating agreement. Section 7 of the Securities Act refers to any person whose profession gives authority to a statement made by him that has prepared a report or valuation for use in connection with the registration statement. This independent investment banking firm was engaged to conduct a valuation of the Operating Company in connection with the latter’s proposal to make certain equity grants when it was a privately held company and had not yet commenced the process to prepare and file a registration statement for an initial public offering. Therefore, the Company respectfully submits that this firm should not be named as an expert who prepared any valuation for use in the registration statement, which could not have been contemplated by either party at the time the valuation was conducted. Rule 436(a) requires the filing of a written consent of any expert if its report is quoted or summarized as such in a registration statement. Since the original filing of the Registration Statement only referred to the fact that this firm conducted a valuation, and did not disclose the results of the valuation or quote or summarize any part of the valuation report, the Company does not believe that this firm would be required to provide a consent in connection with filing of the Registration Statement.

4.	We note the comparative and factual assertions throughout your prospectus as to the performance of your funds, your other operations and certain information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

The Company advises the Staff that the sources for the assertions in the Registration Statement regarding the performance of its investment strategies for various time periods are based on the most recently available data for the respective periods and are reliable. The Company further advises the Staff that the comparative and factual assertions in the Registration Statement regarding the Company’s other operations, and certain information related to its industry, are based on the most recent publicly available data and are also reliable.

The Company has not funded, nor is it affiliated with, any sources that it cites in the Registration Statement. Each of these sources, other than eVestment Alliance LLC (which is referred to on pages 2 and 68 of the Registration Statement), is publicly available. In order to determine that the Company’s five investment strategies with five year track records have ranked in the top half of their institutional peer groups for the five years ended March 31, 2007, the Company paid a fee to access the database of eVestment Alliance LLC. eVestment Alliance LLC gathers information on the performance of investment managers and then categorizes and provides it to subscribers who pay an annual fee in order to access its electronic database. The Company does not believe that it is necessary for eVestment Alliance LLC to provide a consent in connection with the filing of the Registration Statement pursuant to Rule 436 of Regulation C because this information is available to any party who subscribes to eVestment Alliance LLC and pays an annual fee, which is not substantial.

Prospectus’ Outside Front Cover Page
5.	We note that Pzena omits an estimated price range for the offering. Pzena may omit an estimated price range in the first amendment, provided Pzena gives us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. Further, confirm that Pzena will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item’s instructions.

The Company will give the Staff adequate time to review the amendment to the Registration Statement that will contain the estimated price range before it requests acceleration of the Registration Statement’s effectiveness. The Company confirms that it will include an estimated price range in the form of preliminary prospectus that is distributed to prospective purchasers.
Prospectus’ Inside Front Cover Page
6.	We note that the bottom table calculates the return on a “gross” basis, rather than a “net” basis. Please clearly disclose the impact on the rate of return when using a “net” basis.

In response to the Staff’s comment, the Company has revised the disclosure on the inside front cover page of the prospectus included in the Registration Statement to disclose both gross and net returns and the basis for the difference. The side-by-side presentation of gross and net returns allows the reader to see the quantitative impact on the rate of return when calculating it on a net basis (as compared to the gross basis).
Summary, page 1
7.	Please briefly discuss the manner in which you generate revenue.

The Company has revised the disclosure on page 1 of the prospectus in response to the Staff’s comment.
Our Investment Process and Strategies, page 4; Our Investment Performance, page 74
8.	Expand the disclosure to include Pzena’s annualized expense ratio for each of its investment strategies. We note that the tabular column presents annualized gross returns which are before payment of advisory fees.

Since the expenses with respect to each investment strategy consist of advisory fees, instead of adding the annual expense ratio, the Company has revised the disclosure on pages 4 and 76 of the Registration Statement to disclose both gross and net returns for each investment strategy and the payment of advisory fees as the basis of the difference between these returns. The Company believes that this side-by-side presentation allows the reader to see the quantitative impact of the associated expenses on gross returns.

9.	Expand the disclosure to explain the criteria used for selection of the named comparable indices for each of Pzena’s investment strategies.

The Company has revised the disclosure on pages 4 and 76 of the prospectus in response to the Staff’s comment.
Lock-Up, page 9; Lock-up Agreements, page 103; No Sales of Similar Securities, page 107
10.	Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups’ expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups’ expiration periods.

The underwriters have advised the Company that: (1) they have no present intention or arrangement to release any securities subject to the lock-up agreements, (2) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (3) the release of any securities is subject to the sole discretion of the underwriters, which would be considered on a case by case basis.
Summary Selected Historical Consolidated and Pro Forma Financial Data, page 11
11.	We may have further comment once you have completed the summary selected pro forma financial data section and the unaudited pro forma financial information on page 44. Please be sure to properly label the assumptions inherent in the pro forma financial statements. Please refer to Rule 11-02(b)(8) of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company will include summary selected pro forma financial data and unaudited pro forma financial information in the amendment to the Registration Statement that contains the estimated price range, and the Company will properly label the assumptions inherent in the pro forma financial statements in such filing.
Risk Factors, page 13
12.	Disclosure in the first paragraph on page 13 states that “Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, prospects, financial condition, results of operations and cash flows.” Since Pzena must disclose all risks that it believes are material at this time, delete this language.

In response to the Staff’s comment, the Company has deleted this disclosure from page 13 of the prospectus.

13.	The third risk factor states that Pzena’s sub-investment advisory relationships with four mutual funds advised by John Hancock Advisers represented 32.8% of its assets under management or AUM at March 31, 2007 and 22.0% of its revenues for the three months ended March 31, 2007. Advise what consideration Pzena has given to filing its sub-investment advisory agreements with the four mutual funds advised by John Hancock Advisers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that each of the sub-investment management contracts with these four mutual funds were entered into in the ordinary course of business and therefore, it does not believe they are required to be filed pursuant to Item 601(b)(10)(i). None of these contract is with any of the persons described in Item 601(b)(10)(ii)(A) or is one on which the Company’s business is “substantially dependent.” Therefore, the Company respectfully submits that none of these contracts are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10).

14.	The eighteenth risk factor states that Pzena expects to enter into a term loan facility and to establish a revolving credit facility. Advise what consideration Pzena has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the list of exhibits to Amendment No. 1 to indicate that the relevant credit agreement will be filed in a subsequent amendment to the Registration Statement. The Company will file a form of the credit agreement governing the term loan facility and the revolving credit facility as soon as practicable when the terms of such credit agreement have been finalized.
Control by our class B stockholders, page 26;
Anti-takeover provisions, page 26
15.	Please disclose that these stockholders or anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Registration Statement.

16.	Please add a risk factor discussing the fact that investors may not receive any dividends despite your expectation that you will declare and pay quarterly dividends.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.
Amended and Restated Operating Agreement of Pzena Investment Management, LLC, page 32; PIM LLC 2006 Equity Incentive Plan, page 89
17.	Clarify that the descriptions include all material information about the operating agreement and the equity incentive plan. Since Pzena may not qualify information in a prospectus to information outside the prospectus unless incorporation by reference is permitted by the form or a summary of a document filed as an exhibit is required by the form, delete the statements that the information is “qualified by reference.” See Rule 411(a) of Regulation C under the Securities Act. Please also comply with this comment in the first paragraph under “Description of Capital Stock” on page 97.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 90 and 98 of the Registration Statement.

Use of Proceeds, page 40
18.	We may have further comment once items that are currently blank, such as the use of proceeds, capitalization and dilution disclosures, are completed. Please revise your pro forma information elsewhere in the filing if necessary.

The Company acknowledges the Staff’s comment. The Company will disclose the amount of the net proceeds of the offering, the As Adjusted Capitalization of the Company and the disclosures omitted from the Dilution section in the amendment to the Registration Statement which contains the estimated price range.

19.	Please explain how the purchase price will be determined with respect to the units that you will purchase with the proceeds of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 40 of the Registration Statement.
Dividend Policy, page 41
20.	Please explain how you intend to finance the first quarterly dividend. In addition, please provide the following disclosures regarding your dividend policy:
(a)	Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs.

(b)	Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved.

(c)	Please discuss whether your debt arrangements following the offering will restrict you from paying dividends. If so, please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with those terms of the debt agreements for which noncompliance could lead you to be in default and unable to pay dividends.
In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
21.	You disclosed that the weighted average management fee declined to 50.4% in the three months ended March 31, 2007 from 52.9% in the three months ended March 31, 2006. You also disclosed that the weighted average management fee declined to 52.1% for 2006 from 59.5% for 2005 and from 70.1% in 2004. Please discuss and analyze the reasons for the declining trend in the weighted average management fee. Please refer to Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment. However, the Company does not believe that the decline in the weighted average management fee is indicative of a longer term trend. As disclosed on pages 57 and 58 of the Registration Statement, the Company’s weighted average fee declined in each of the periods compared due to the faster growth in sub-advised AUM, which generally is subject to advisory fees with lower rates than separately-managed AUM. However, the Company does not expect the growth of its sub-advised AUM to continue to outpace the growth of its separately-managed AUM, due to the fact that the Company has closed the investment strategy that was generating most of the growth of sub-advised AUM.
Liquidity and Capital Resources, page 62
22.	You disclosed that the funding requirements necessary to develop new investment strategies will continue to be significant. Please disclose the amount of these funding requirements over the next twelve months and on a long term basis. Please also disclose the expected source of funds for these finding requirements. Please refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

23.	If any credit facility or other financial instrument requires Pzena to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether Pzena is in compliance with the ratios and tests as of the most recent date practicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

24.	We note the disclosure in the third paragraph. Please discuss in greater detail the impact of the dividends you intend to pay on your liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Registration Statement.

Contractual Obligations, page 64
25.	Please disclose the impact on your contractual obligations of the debt arrangements you intend to enter into in connection with the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement to include a footnote to the Contractual Obligations table that will, in a subsequent filing, indicate the payments that would be due pursuant to this proposed debt arrangement during the periods included in the table had the amount been borrowed by December 31, 2006.
Business, page 67
26.	Identify any client whose advisory fees in an aggregate amount equal 10% or more or Pzena’s consolidated revenues and whose loss would have a material adverse effect on Pzena and its subsidiaries taken as a whole. Further, state the amount of revenues attributable to any such client during each of periods presented in the financial statements. See Item 101(c)(l)(vii) of Regulation S-K. We note the disclosures under “Concentration of Credit Risk” on pages F-14 and F-34.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Registration Statement.
Facilities, page 78
27.	Disclosure states that Pzena’s corporate headquarters and principal offices occupy space under a non-cancellable operating lease whose term expires in October 2015. Advise what consideration Pzena has given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(l0) of Regulation S-K.

In response to the Staff’s comment, the Company has filed this lease as an exhibit to the Registration Statement in connection with the filing of Amendment No. 1.
Board Composition, age 82
28.	It appears that you intend to nominate two new directors prior to the completion of the offering. Once they have been chosen or nominated to become a director, please provide the information required by Item 401(a) of Regulation S-K as well as the consents required by Rule 438 of Regulation C

The Company acknowledges the Staff’s comment. The Company advises the Staff that, although the additional directors have not yet been chosen, it intends to name each additional director and director nominee as soon as practicable after the proposed directors have been appointed to serve as directors or, if they will only be appointed to the Company’s board of directors in connection with the consummation of the offering, as soon as practicable after they agree to serve as a director. The Company further advises the Staff that it will provide the information required by Item 401(a) of Regulation S-K with respect to each additional director and director nominee and the consents required by Rule 438 of Regulation C from each director nominee.

Base Salary, Bonuses and Deferred Compensation, page 84
29.	Disclosure states that Pzena has historically targeted to pay its executives, including the named executive officers, at between the fiftieth and ninetieth percentiles of the pay of comparable executives at its peer investment management firms. Identify the peer investment management firms.

The Company acknowledges the Staff’s comment. After the offering, the compensation of the Company’s senior executives will be based on: (i) the terms of their employment agreements that fix their annual base salaries and set maximum limits for their annual cash bonuses, and (ii) any equity compensation that the to-be-formed Compensation Committee, consisting solely of independent, to-be-appointed members of the Company’s board of directors, may decide to grant to them in the future. Therefore, the Company believes that this component of the Operating Company’s historical methods of setting the level of compensation of its senior executives is no longer relevant. As a result, the Company has deleted the reference to having targeted to pay its executives at between the fiftieth and ninetieth percentiles of the pay of comparable senior executives at its peer investment management firms from page 85 of the Registration Statement.
Certain Relationships and Related Party Transactions, page 94
30.	Please disclose the information required by Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.
Historical Transactions with Pzena Investment Management, LLC, page 94
31.	For the customer service agreements with Humble Monkey, LLC and Storage Monkey, LLC, disclose whether Pzena believes that each agreement was on terms no less favorable to Pzena than Pzena could have obtained from an independent third party.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.
Where You Can Find More Information, page 112
32.	Delete the language that statements contained in the prospectus about the contents of any contract or other document “are not necessarily complete” and are “qualified in all respects.” Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document. If Pzena retains the language that statements “are not necessarily complete,” disclose that all material provisions of the contract or other document are discussed in the prospectus.

In response to the Staff’s comment, the Company has deleted this disclosure from page 113 of the Registration Statement.

Financial Statements for the year ended December 31, 2006
General
33.	Please address the comments below in your interim financial statements, if applicable.

To the extent applicable, the Company has responded to the Staff’s comment with respect to the interim unaudited consolidated financial statements.
Independent Auditor’s Report, page F-4
34.	We note that in the audit opinion of Pzena for the year ended December 31, 2006, Ernst & Young did not audit the financial statements of certain private investment partnerships that represent 21% of total assets. The financial statements that represent 21% of total assets were audited by other auditors. Please provide the audit opinion and consent of these other auditors for the 2006 financial statements.

In response to the Staff’s comment, the Company has included each of these five audit opinions on pages F-5 through F-9 of the Registration Statement and has revised the Experts section on page 113 on the Registration Statement to refer to each of these opinions.
Note 2 — Significant Accounting Policies, page F-10
Basis of Presentation, page F-10
35.	Please tell us the factors that you considered in consolidating Pzena Investment Management Select Fund, LP in your financial statements given that your ownership interest was less than 50% at December 31, 2006. Please refer to ARB 51, SFAS 94, and FIN 46(R).

In determining whether to consolidate the financial position and results of operations of the Pzena Investment Management Select Fund, LP as of and for the year ended December 31, 2006 and the period ended March 31, 2007, the Company used the guidance in Emerging Issues Task Force Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”). Since the Company determined that the Pzena Investment Management Select Fund, LP was not a variable-interest entity under paragraph 5 of FIN 46(R), it relied on the guidance contained in EITF 04-5 as the primary basis for its decision to consolidate in 2006 and 2007.

Prior to its liquidation in the first quarter of 2007, the Operating Company was the sole general partner of the Pzena Investment Management Select Fund, LP. Pursuant to the limited partnership agreement, a general partner may be removed “with or without cause, upon either the affirmative vote of Limited Partners holding at least 90% of the aggregate Capital Accounts of all Limited Partners, or the affirmative vote of General Partners holding a majority of the aggregate Capital Accounts of all General Partners.” Based on

this provision, the Company determined that, in accordance with paragraph 7(a) of EITF 04-5, these limited removal rights were not substantial enough to overcome the presumption of control by the general partner. Correspondingly, the Company consolidated the financial position and results of operations of the Pzena Investment Management Select Fund, LP as of and for the year ended December 31, 2006.

36.	Please provide any applicable disclosures required by paragraphs 23 through 26 of FIN 46(R), including those required for variable interest entities for which you are the primary beneficiary.

As discussed in Note 2 to the audited consolidated financial statements in the Registration Statement, the Operating Company is not the primary beneficiary of any of the variable-interest entities with which it is associated. Therefore, the Company does not believe it is necessary to revise any disclosures in the Registration Statement pursuant to paragraphs 23 through 26 of FIN 46(R).
Note 8-Compensation, page F-19
37.	You recorded compensation expense of $232.5 million and interest expense of $463.8 million in 2006 due to a change from a formula-based plan to a fair-value based plan for your compensatory units. Please tell us:
(a)	The method or methods used to determine the fair value of the compensatory units.

(b)	The significant assumptions involved in estimating the fair value, including estimated growth rates in revenues, cash flows, capital expenditures, the cash flows discount rate, and the terminal value multiplier.

(c)	Quantify for us in a reasonable level of detail how you derived the $463.8 million change in value allocated to interest expense.

(d)	Quantify for us in a reasonable level of detail how you derived the $232.5 million change in value allocated to compensation expense.

(e)	Quantify for us in a reasonable level of detail how you derived the $65 million value of 1,624,624 units that vest in the future.

(f)	The names and values of any comparable companies used to assess fair value and provide us a detailed justification as to why you believe these companies are comparable.
Pursuant to the terms of the operating agreement of the Operating Company (the “Operating Agreement”), an independent investment banking firm was engaged to estimate the Fair Market Value (as defined in the Operating Agreement) of the Operating Company as of December 31, 2006. In its valuation report, this firm conducted a selected public company comparison analysis and a discounted cash flow analysis to determine a range of values for the Operating Company, as if its equity securities were publicly traded, and then calculated the Fair Market Value by applying a private company discount, as provided in the Operating Agreement.

To enable it to conduct its financial analyses, the Operating Company provided this firm with historical and projected financial information and other data regarding the Operating Company’s revenues, expenses, operating income, Earnings Before Interest, Taxes, Depreciation & Amortization (“EBITDA”), assets under management, net advisory fees/average assets under management, EBITDA margin and total compensation/net advisory fees for the period from 2006 to 2011.

This firm compared historical and projected financial and other data of the Operating Company with corresponding data, to the extent publicly available, of the following publicly-traded traditional asset management companies, which were selected based on certain similarities of their businesses to that of the Operating Company:

BlackRock, Inc.	Legg Mason, Inc.
AllianceBernstein Holding, LP	Franklin Resources, Inc.
AMVESCAP PLC	T. Rowe Price Group, Inc.
Federated Investors, Inc.	Affiliated Managers Group, Inc.
Janus Capital Group, Inc.	Nuveen Investments, Inc.
Eaton Vance Corp.	Calamos Asset Management, Inc.
Waddell & Reed Financial	GAMCO Investors
Cohen & Steers, Inc.	WP Stewart & Co., Ltd.

The range of selected company valuation multiples was applied to the Operating Company’s projected 2007 and 2008 revenues, EBITDA, net income and other performance metrics to arrive at a range of implied equity values for the Operating Company.

This firm also conducted a discounted cash flow analysis using estimated cash flows provided by the Operating Company. The terminal value was based on the Operating Company’s estimated 2012 net income multiplied by the ten-year average median forward price-to-earnings multiples of the publicly-traded asset management companies referred to above as of December 29, 2006, which was approximately 17 per the Institutional Brokers’ Estimate System (I/B/E/S). The cash flows and terminal values were then discounted using discount rates of 12.5%, 13.5% and 14.5% to determine the range of present values for the implied equity values of the Operating Company.

Based on the foregoing analyses of this firm, the Company concluded that $862.5 million was the estimated fair value of the Operating Company as of December 31, 2006.

Immediately prior to the amendment of its Operating Agreement on December 31, 2006, the Operating Company had 5,153,032 compensatory units and 7,978,200 capital units outstanding. The liability accrued for the redemption of these units, based on the trailing twelve-month Net Fee Revenue (as defined in the Operating Agreement) immediately prior to the amendment of the Operating Agreement, was $31.4 million and $69.8 million, respectively. The liability for non-cliff vesting compensatory units was determined using the accelerated-attribution method prescribed by FIN 28.

Subsequent to the amendment of the Company’s Operating Agreement and related unit exchange, there were 12,896,943 total units outstanding. The previously issued compensatory units converted into 4,918,743 new units. The previously outstanding capital units converted into new units on a one-for-one basis. Based on the estimated fair value of $862.5 million determined as of December 31, 2006, the per-unit fair value of a new unit was approximately $66.88.

For the previously issued compensatory units, the total charge incurred as a result of the change from a formula-based to a fair value based plan (as a result of the amendment of the Company’s Operating Agreement) was $297.5 million. This amount is equal to the total number of post-exchange, previously-issued compensatory units (4,918,743) multiplied by the per-unit fair value ($66.88), which equals $328.9 million, less the already-existing compensatory unit liability of $31.4 million. Using the accelerated-attribution method prescribed by FIN 28 for non-cliff vesting units, the actual expense incurred in 2006 for compensatory units was $232.5 million. The difference between this number and the charge of $297.5 million is equal to the future amount of amortization expense to be recognized for the unvested 1,624,624 units, or $65.0 million.

For the previously issued capital units, the charge incurred as a result of the change from a formula-based to a fair value based plan was $463.8 million, and was determined by subtracting the already-existing capital unit liability of $69.8 million from the value determined by multiplying the per unit fair value ($66.88) by the number of previously issued capital units outstanding (7,978,200), which equals $533.6 million.
Note 13 — Members’ Equity Interest, page F-22
38.	Please tell us the accounting method used to allocate the $696.3 million increase in value arising from the change from a formula-based plan to a fair-value based plan for your compensatory and capital units between compensation expense and as a component of interest on mandatorily redeemable units. Please cite the relevant accounting literature in your response.

Please see the response to comment 37, where the allocation between compensatory and capital units is discussed in detail.
Financial Statements for the quarter ended March 31, 2007
Note 10 — Members’ Equity Interests, page F-39
39.	You determined the value of 126,000 options granted to employees and members based on the Black-Scholes model. Please tell us how you determined the volatility assumption of 30%. Please refer to SFAS 123(R) and SAB Topic 14:D.

In accordance with Interpretive Response Number 6 of SAB Topic 14:D, the Company based its estimate of its expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available. The Company undertook an analysis of the volatilities of substantially all the publicly-traded traditional asset managers, with particular focus on the volatilities of asset managers with market capitalizations of less than $2.2 billion. The average and median historical volatilities of all asset managers were 27.6% and 24.2%, respectively. The average volatility of asset managers with market capitalizations of less than $2.2 billion was 33.0%, and the median volatility was 28.4%. The Company selected 30% as its estimate of its own expected volatility based primarily on the average and the median volatilities of asset managers with market capitalizations of less than $2.2 billion.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3202.

Very truly yours,
/s/ Yasmeena F. Chaudry
Yasmeena F. Chaudry, Esq.

cc:	Wayne A. Palladino
Richard B. Aftanas, Esq.
Ralph Arditi, Esq.
Vincent Pagano, Esq.